Mail Stop 3561

June 15, 2006

Christopher R. Thomas, President
Restaurant Acquisition Partners, Inc.
5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822-5007

> **RE: Restaurant Acquisition Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-129316**
> **Amendment Filed May 9, 2006**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note the company has revised its private placement such that the company is selling warrants to the insiders instead of units. We further note that you have priced your Insider Warrant at $.64 per warrant. Please provide a discussion of how this price was arrived at; and, in addition, discuss any conflicts associated with this sale and any dilution related issues. In addition, please clarify whether these warrants will be placed in the escrow account containing the insider shares. Finally, any material differences between these warrants and the warrants included in the Units should be addressed.

2.   We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations … (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation …, are likely to arise or to become known to the corporation … within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

3.   We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $5.80, or 97% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

4.   Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

5.   We note your response to our prior comment number 5. With respect to your response, please explain how, with reference to Delaware law, a provision requiring a 100% shareholder vote would be functionally (and legally) different from a non-modification clause. In addition, we continue to believe that this discussion is worthy of disclosure in your document. Please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.

Cover Page

6.   In reviewing the text of footnote 1 to your table we note that it appears that you
        have excluded a portion of the deferred underwriter's compensation from your
        calculation of underwriting discount and commissions. Please advise us why this
        amount is properly excluded given that the funds will not be available to finance
        your business combination.

Prospectus Summary, page 2

7.   We note the disclosure at page 7 and throughout the prospectus that the company
        will proceed with the initial business combination only if, among other things,
        public stockholders owning less than 20% of the shares sold in the offering both
        vote against the business combination and exercise their conversion rights. Please
        explain whether, in the company's view, the 20% threshold could be lowered or
        increased by the company after the offering is effective and prior to the vote
        regarding the initial business combination, or whether any other of such
        conditions could be revised after the offering is effective.

8.   We note your statement that "neither we nor any of our agents or affiliates has
        conducted any research or taken any measures, directly or indirectly, to locate or
        contact a target business." (Emphasis added) We also note management's
        analysis regarding the focus on targeted businesses described on page 40. Please
        advise or revise your statement as appropriate.

Risk Factors, page 10

9.   We note your new risk factor on page 23 discussing the possibility that you may
        issue preferred stock which would participate in the proceeds of the trust account.
        Please revise to clearly indicate the risk to holders of the company's common
        stock if the Board issues preferred stock that participates in the proceeds of the
        trust account or votes as a class with the common stock concerning a business
        combination. In light that you may issue preferred stock, please provide
        additional disclosure about the circumstances and procedures in which you would
        do so. In addition, please provide us with an analysis of the traditional
        understanding of the word "trust" as well as how your usage of that term in your
        disclosure is consistent with that definition. Alternatively, please use a word
        which is more suitable.

Risks Related to our Business

10.   Please revise the second risk factor to state that the per-share liquidation
        distribution will be less than $5.80 per share (the initial per-share conversion
        price, see page 9), rather than $6.00 per share (the price per unit.).

11.   The fifth risk factor at page 11 states that the company may complete a business combination with a financially unstable company or an entity that is in its development stage. Elsewhere, the prospectus states at page 37 that: "We intend to focus on restaurant businesses in market segments that we believe possess potential for attractive returns, either in terms of significant revenue growth opportunities or in terms of unique opportunities to expand profitability and cash flow." Please explain how a target company that is financially unstable or in the development stage is compatible with this criterion. Please advise or revise.

Use of Proceeds, page 27

12.   Your disclosure appears to indicate that, post offering, you will have $100,000 in funds outside the trust and 29,000,000 of proceeds within the trust. Your estimated expenses appear to be $1,850,000. As a result, your business plan appears to be dependent on utilizing the interest earned from the trust account. Please include a discussion concerning the sufficiency and timing of this interest income and how it will impact your ability to consummate the business transaction. In this regard, it would appear that the "insider loan" of $124,000 will be immediately payable – will the company have the funds to repay this loan at this time? If not, what will the consequences be? Also, please clarify how the 5% interest rate was determined, whether the interest rate is higher than the likely interest rate on the trust, and whether the lenders will have recourse against the trust for the repayment of the loan.

13.   Revise to reflect in a footnote the amount of the underwriting non-accountable expense along with a total reflecting the deferred underwriting discount and non-accountable expense.

14.   We note, on page 30, that you have removed references to the shareholder's potential right to interest accrued on the trust account. Please clarify whether, and under what circumstances, the shareholders will have rights to the interest accrued on their money while it is held in trust.

Dilution, page 29

15.   The text of your Summary section, on page 7, indicates that a converting shareholder will be entitled to receive an additional $.30 per share associated with the underwriter's compensation as well as certain amounts associated with the non-accountable expense allowance. However, your dilution calculation and capitalization – page 33, appear to exclude these amounts from payments due to these shareholders. Please advise or revise, if necessary.

16.   We note your statement that "a business combination …may result in conversion into cash of up to 19.99% … at a per-share conversion price equal to the amount

in the trust account … but including a pro rata portion of the deferred underwriting discount and non-accountable expense allowance ….” Supplementally confirm that shareholders who elect conversion will receive a pro rata portion of the deferred underwriting discount and non-accountable expense allowance.

Proposed Business, page 37

Sources of target businesses, page 42

17.   The prospectus states that the company does not intend to engage in a business transaction with any restaurant company in respect of which one or more of its officers or directors is currently affiliated. However, at page 44, the prospectus states that the company will not complete a business combination with an entity that is affiliated with an existing stockholder unless it obtains a fairness opinion. Also see the disclosure on page 56. Please address the apparent contradiction.

Liquidation if no business combination, page 46

18.   Please fully and completely discuss the procedures for dissolution of the company pursuant to Delaware law in the event that no business combination transaction is consummated. This discussion would include all of the following issues: (i) the timing of the dissolution process; (ii) a discussion of the steps and procedures which must be undertaken in the process of dissolution (including discussions of the workings and relationship by and among Sections 275, 278, 280 and 281 of the DGCL); and (iii) clarify whether the company will make distributions to the stockholders pursuant to the trust agreement prior to or after dissolution. If the company will make distributions to the stockholders pursuant to the trust agreement prior to dissolution then include a thorough discussion of the various rationale and risks associated with a determination to make distributions to stockholders pursuant to the trust agreement prior to dissolving the company pursuant to the statutory dissolution process under the DGCL, as is currently contemplated. Revise to address in detail the steps the company will take to cause a corporate dissolution and liquidation. Specifically address whether a shareholder vote and approval is required under Delaware law to dissolve the corporation. We may have further comment.

19.   Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company’s stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with

respect to access to or distributions from the company's assets; (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance"; (iv) the risks and issues which arise from the determination to make distributions to the stockholders from the trust amount prior to dissolving the company in accordance with the DGCL; and (v) the risks that the company's board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying the stockholders from the trust amount prior to addressing the claims of creditors and/or complying with the provisions of the DGCL with respect to the dissolution and liquidation of the company.

20. Further, revise your risk factors to address the risks set out in the above comment.

Underwriting, page 67

21. Please disclose the dollar value of the compensation associated with the underwriter's purchase option.

Financial Statements, page F-1

22. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Note C – Proposed Offering, page F-8

23. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net

cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Note F – Commitments, page F-9

24.   Please refer to prior comment 22. Based upon your response, it appears that your estimate of volatility is based on four companies that have high growth and mature operations. Please explain why you believe the volatility of established public restaurant companies that have mature operations and high growth provide a good estimate of your expected volatility. Please explain why you have not included less established companies with moderate or slow rates of growth in estimating your volatility.

Exhibits

Exhibit 5.1

25.   We partially reissue our prior comment 27. Please include a signature line in your legality opinion indicating that the Firm has signed off on the opinion.

Exhibit 3.1, Second Amended and Restated Certificate of Incorporation

26.   Article Fourth, B, 1., expressly authorizes the Board of Directors from time to time to issue Preferred Stock and, among other things, to determine and fix the liquidation preferences of such stock. Please discuss in the prospectus the extent to which Article Fourth authorizes the Board effectively to "amend, alter, change or repeal" the rights granted to holders of common stock in Article Fifth.

27.   Article Fifth provides that its provisions may not be amended or repealed prior to the consummation of an initial Business Combination without the affirmative vote of the holders of 100% of the votes which all stockholders would be entitled to cast at any annual election of directors. This requirement appears to be the

functional equivalent of a prohibition upon any amendment. Advise us of the validity of provisions prohibiting the amendment of the certificate of incorporation under Delaware law. It appears to us that a court could conclude that the requirement of a 100% affirmative vote would violate the stockholders' implicit rights to amend the corporate charter, so that Article Fifth could be amended and the protections afforded to stockholders reduced or eliminated. Please advise.

28.   Article Fourteenth reserves to the company "the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation." Please advise whether Article Fourteenth would permit the modification of Article Fifth prior to the consummation of a business combination within the requisite time period.

29.   Please revise the prospectus to indicate clearly the specific requirements and provisions that may be amended and add a risk factor concerning this issue. Please clearly state, if true, that the company regards the provisions of Article Fifth as obligations to stockholders, and neither the company nor the board of directors will take any actions to waive or amend them. In addition, because the Underwriting Agreement attached as Exhibit 1.1 contemplates in Section 8.4 that the company may amend the certificate of incorporation with the prior written consent of the underwriters (such consent not to be unreasonably withheld), please address whether the company nor the board will request such consent prior to the consummation of a business combination.

Exhibit 10.3, Investment Management Trust Agreement

30.   Section 1(k) provides that the Trustee will commence liquidation of the Trust Account only after receipt of, and only in accordance with, the terms of a Termination Letter in the form of either Exhibit A or Exhibit B. Exhibit B would be used in the event of a liquidation of the company. It instructs the trustee that the Board has voted to dissolve and liquidate the company; and it authorizes the Trustee to commence liquidation and to notify the company and JPMorgan Chase, as designated paying agent, when all of the funds in the trust account are available for immediate transfer. Please discuss the anticipated timeframe for action in connection with the use of a Termination Letter in the form of Exhibit B.

31.   Please explain the anticipated disposition of the funds and related timetable in the event that a majority of the stockholders do not vote to liquidate the company.

32.   Section 4(c) provides that the agreement will terminate "[o]n such date after May ___, 2008, when the Trustee deposits the Property with United States Court for the Southern District of New York in the event that, prior to such date, the Trustee has not received a Termination Letter from the Company pursuant to paragraph 1(j) [sic]." Please briefly explain what is contemplated by this provision.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Ronald A. Fleming, Jr., Esq.
        212-298-9931 (facsimile)